Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

REDACTED

VENTURE LENDING & LEASING VI, INC.
VENTURE LENDING & LEASING VII, INC.
104 LA MESA DR., SUITE 102
PORTOLA VALLEY, CA  94028

FEBRUARY 1, 2016

VIA EDGAR AND HAND DELIVERY

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281

Re:	Staff Comments on Form 10-Q and Form 10-K Filings of Venture Lending & Leasing VI, Inc. (File No. 814-00799) and Venture Lending & Leasing VII, Inc.
(File No. 814-00969)

Dear Ms. Hamilton:

In connection with comments regarding Form 10-Q and Form 10-K filings of Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc. that the Staff imparted to us on September 3, 2015, a non-public matter, we are providing the responses below.  This response letter (“Response Letter”) was originally submitted to the Commission electronically via EDGAR as a Correspondence type filing on October 9, 2015, Accession Number 0001140361-15-037303, in tandem with a separate request for confidential treatment under 17 C.F.R. § 200.83 (“Rule 83”), the Commission’s regulations regarding confidentiality treatment procedures under 5 U.S.C. §552 (“FOIA”).  In response to comments you provided during the week of November 9, 2015, we are re-filing this Response Letter together with the request for confidential treatment under FOIA, in compliance with Rule 83.  We are also filing a separate letter with the Office of Freedom of Information and Privacy Act at the Commission (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83.

We request, pursuant to Rule 83 that this Response Letter be afforded confidential treatment, as it contains confidential business and otherwise sensitive information that is protected from disclosure under FOIA.  We respectfully request that we be notified in advance in the event that the Commission, for any reason, considers disclosing the information contained in this Response Letter to a third party, so that we may substantiate the foregoing request for confidential treatment under Rule 83.

In accordance with Rule 83, this Response Letter is marked at the bottom of each page with the identifying code and numbers VLL 0001 to VLL 00015 and the legend “Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.”

Pursuant to Rule 83, a copy of this request (but not the Response Letter) also is being delivered to the FOIA Office.

The Funds’ Annual Reports on Form 10-K for the Year Ended December 31, 2014, and certain quarterly reports.

1.	Schedule of Investments

a.	The Schedule of Investments is currently presented in a footnote, but should be provided as a separate financial statement. Furthermore, the Manager should explain how the portfolio, valued at cost, represents fair value in accordance with ASC 820.

Unlike an open-end investment company or a closed-end fund whose shares are traded on an exchange, each of the Funds has only one shareholder, and that shareholder itself is a non-public entity that relies on Section 3(c)(7) of the Investment Company Act.  In our experience, it

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0001

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

is of little importance to that shareholder where the summary of investments is located in the financial reports for the Funds.  Management also believes that where disclosure is located does not add meaningfully to the usability or the readability of the financial reports.  Previous Funds had also received comments that were substantially similar to this comment, and we have responded in the same manner to those same comments in the past.  Please see the letter attached as Attachment A.

If we understand the comment correctly, the comment appears to assume that the Funds value securities at amortized cost rather than at fair value.   The Funds currently do value all of the assets in the investment portfolios of both Funds at fair value in accordance with Section 2(a)(41)(B) of the Investment Company Act and ASC 820.  Where a particular asset is being held at its amortized cost, that is because management believes that its amortized cost is its fair value as required by Section 2(a)(41(B) and ASC 820.  Nor are all assets held at their amortized cost.  An example can be seen on the Form 10-K dated December 31, 2014, for Venture Lending & Leasing VI, Inc., the loan made to Axiomed, Inc. (in the medical device industry) has an amortized cost basis of $1,569,748, but a fair value of only $23,748.  It should be noted that the total in the fair value column ($227,745,693) ties to the Statement of Assets and Liabilities balance for investments in loans – which is very different from the amortized cost of those assets.  The reason why the amortized cost of a particular asset may be equal to its fair value is that, in management’s experience, the interest rates for the loans to these companies tend to be in a relatively tight bandwidth, and are not generally correlated to movements in macro interest rates.

b.	Interest rate should be disclosed by underlying position, showing both cash and PIK (paid in kind).

With respect to the disclosure of interest rates being received from specific borrowers, the Funds currently disclose the weighted average interest rate on performing loans for each Fund’s portfolio as a whole on both a cash basis as well as an “all-in” basis inclusive of PIK interest.  Neither of the Funds have disclosed the interest rate for the loans for each borrower because management believes that the disclosure of interest rates on a borrower-by-borrower basis could harm each Fund’s competitive position in two respects.  First, breaking out the interest rates by individual borrower could put the Funds at a severe competitive disadvantage because competitors (other lenders) could use the public information about each Fund’s pricing in order to target that Fund’s portfolio companies and potentially win bids for future loans or cause the Fund to lower loan pricing terms in order to win deals.  Second, an existing or potential borrower would be able to see what other companies in a similar industry to which each Fund lends and that such companies may have obtained a loan from that Fund at a lower interest rate (for credit and business reasons).  That factor alone could have a deleterious effect on the business relationship with existing borrowers.  Having this information in a public filing would aid borrowers in negotiating lower interest rates on future loan deals, thereby lowering income for

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0002

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

each Fund to be to the disadvantage of its Shareholder.  Management believes that the very real competitive disadvantages of disclosing the interest rates on a borrower-by-borrower basis greatly outweighs any potential incremental benefit from the disclosure.  Moreover, each Fund’s investments are almost exclusively loans to privately-held companies, which companies do not permit any, or only very limited, public information to be made available about their financial position.  The Funds do not have the permission of their investee companies to report financial information about them.  Finally, because of the limited public information available that would otherwise be publicly available regarding the borrowers’ financial positions, management believes that the incremental benefit of interest rate disclosure would be negligible, would be harmful to the best interests of each of the Funds and their respective Shareholder, and would be inimical to the best interests of the borrower.  Previous Funds had also received comments that were substantially the same, and we have responded in much the same manner in the past.  Please see the document attached as Attachment B.  Please note that our counsel, Martin Lybecker sent to REDACTED at the request of REDACTED, REDACTED with responsibility for the prior filings, the arguments attached regarding this issue.

c.	Clearly identify the assets which have been pledged as collateral to banks who provide debt capital to the BDCs

All of the assets of the Funds, inclusive of all receivables under the loans, constitute collateral.  The Funds currently disclose this in footnote 6 of the financial statements:  “Borrowings under this facility are collateralized by receivables under loans advanced by the Fund with assignment to the financial institution, plus other assets of the Fund.”  However, in the interests of complete transparency, the Funds will also add this language to footnote 3 in future filings as well; this is the footnote that contains the Schedule of Investments.  Additionally, for the sake of clarity, the Funds intend to include more precise language stating that the Fund’s borrowings are collateralized by all assets of the Funds.

d.	REG SX 12-12 footnote 8 - State in a footnote the following amounts based on cost for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

The Funds intend to disclose in future filings the following amounts based on cost for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0003

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

e.	Form N2 – Business Development Companies (page 18), Instruction 1(b) Item 8.6(b) - provide indication in the schedule of investments for those investments that are not qualifying investments under §55(a) of the 40 Act

f.	and, in a footnote, briefly explain the significance of non-qualification and give the percentage. (On an aggregate basis, insert % of non-qualifying investments at 12/31/14). Describe what non qualification means

The Funds will undertake to disclose which assets are non-qualifying assets in the Schedule of Investments in future filings.  The Funds also intend to disclose in a footnote the percentage of non-qualifying investments, and the significance and ramifications of non-qualification in future filings.

2.	Valuation Hierarchy

a.	Please explain the statement regarding the table for Level 3 fair value measurements, regarding all-inclusive inputs. Refer to the Dec. 12, 2012 AICPA expert panel meeting minutes which the SEC will provide.

With respect, there are a myriad of factors, which range in significance on an asset by asset basis, that affect management’s view on the fair value of that particular asset, You will recall that each Fund owns a number of assets, each of which is a Level 3 asset, and each of which must be valued based on the unique factors surrounding that particular entity.  However, after careful consideration of the Commission’s comment, we agree that this statement should be either omitted or re-worded.  The Funds intend to either omit that statement or reword that statement in future filings.

b.	Bifurcate Fair Value by methodology on the Level 3 table (See, for example, VLL6 page 43. In the sensitivity analysis, please show range for all line items or comment (e.g., for VLL6 Computer & Storage, there is a single value rather than a range).

We understand this comment to be suggesting that some of the information in the table should be listed in the form of a range while other information should be presented as a single number (rather than a range).  We understand that confusion might arise from the heading of the column, which notes that the figures below represent a “range” while some of the presented figures are in fact a single number.  In short, the term “range” is not accurate in all instances.  The Funds, therefore, intend to change the title of the column in future filings to say “Amount or Range” so that this column will be less confusing.

3.	Summary of Investments
Noted in the Investment Program – (e.g., see page 5 of VLL7 – The Industry Segment Concentration note states that “The Fund will generally seek to invest no more than 30% of

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0004

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

its total assets in securities of companies in any single industry.”)  Given those guidelines, please explain why, in the schedule, some industries represent more than 30%.

A business development company does not have an investment objective; instead, it must by statute follow the dictates of Section 55(a) when making investments.  Management intended that the statement -- “The Fund will generally invest no more than 30% of its total assets in securities of companies in any single industry” -- to be considered an aspirational goal or guideline, and not as a rigid limit that must be complied with at all times.  The broad industry categories in which each of the Funds anticipates that most of its investments will occur (and within each of which there may be several “industries” for purposes of the industry diversification policy) include computers and storage, semiconductor and equipment, medical devices, software, and several other categories is intended to serve as guidelines.  The language is intentionally qualified with the word “generally.”  As a result, if the Funds are presented with a good opportunity in a sector which is currently over-weighted or near the aspirational limit noted in the guideline, we would consider investing in that opportunity if we believed it was in the best interest of that Fund, taking into account the limits on concentration in the Internal Revenue Code.  Again, the excerpted language was intended to be pro-active disclosure of an aspirational guideline, rather than firm and inviable limits.

4.	Statement of Assets and Liabilities

a.	Explain the components of cash and cash equivalents- disclose in table. If asset is only cash in a bank account, nothing more need be disclosed. If, however, the number includes a treasury or money market fund, for example, then they should be reflected in schedule of investments.

Cash is among the investments that are treated as “good” assets under Section 55(a).  The Division has stated in a no-action letter that a business development company can treat an investment in a money market fund as the equivalent of cash for purposes of that category of “good” investments in Section 55(a).  In the case of the Funds, the “cash” is comprised of bank deposits (“cash”) and interests in a U.S government money market fund. The interests in the money market funds are separately disclosed in the ASC 820 fair value hierarchy table in Note 3.

b.	Explain why the interest rate cap isn't listed in the Summary of Investments. Also list as Interest Rate Cap on the Statement of Assets and Liabilities.

The Funds intend to add the Interest Rate Cap to the Schedule of Investments in future filings.  The Funds intend to change the caption of “Other Investments” to “Interest Rate Cap” on the Statement of Assets and Liabilities.

c.	Liabilities - See SX 6-04.15 - Add a line item for Commitments and Contingent Liabilities. Add a footnote that disclosures the issuer to which these unfunded commitments relate and list portfolio company unfunded commitments.

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0005

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

The Funds typically extend credit in tranches, rather than a single funding of a commitment, and because each tranche after the initial funding is subject to milestones and/or performance criteria, management has always believed that detailed information on potential future fundings would not be, in fact, predictive and is so tentative and preliminary that it would be inappropriate to disclose such information as if they were “facts” that could be relied upon.  In other words, a borrower may fail to perform in a manner that would justify the extension of additional credit notwithstanding the earlier commitment, and management may decide to withhold additional advances.  Treating the entire commitment as if it was a loan in fact misrepresents the nature of the loan commitment, which is nuanced and allows judgments to be made by management.  Moreover, it is disclosed in aggregate in footnote 3 to the financial statements as well as the liquidity section of the reports the aggregate amount of unfunded commitments.  For these reasons, the Funds intend to continue to disclose unfunded commitments only in the aggregate in future filings.

d.	Net Assets – Per Reg SX 6-04.17, break out accumulated deficit to show accumulated undistributed investment income and net unrealized appreciation or depreciation on the balance sheet date.

The Funds intend to break out accumulated deficit to show accumulated undistributed investment income and net unrealized appreciation or depreciation on the balance sheet date in future filings.

5.	Statement of Operations §210.6-07

a.	Break out of realized and unrealized gains and losses pertaining to hedging activities SX 6-07.7(a) & (d).

The Funds intend to break out the realized and unrealized gains and losses pertaining to hedging activities in future filings.

b.	VLL 7 - The caption of the subtotal for realized and unrealized gain/loss should be “Net realized and change in unrealized loss from investments and hedging activities”.

The Fund intends to change the caption of the subtotal from “realized and unrealized gain/loss” to “Net realized and change in unrealized loss from investments and hedging activities” in future filings.

6.	Statement of Changes in Net Assets

a.	Sec 19a of 40 Act – Does the Manager send a notice of the character of distributions to shareholder(s)?

b.	Reg. SX 6-09.7 Disclose parenthetically undistributed net investment income included in net assets at end of period.

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0006

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

Yes, the manager does send a notice of the character of distributions to the Shareholders.  Because each of the Funds has only one shareholder, and each of the Fund’s Shareholders is aware of the character of the distributions and the Funds intend to disclose parenthetically undistributed net investment income included in net assets at end of period in future filings.

Notes to Financials

c.	Represent to the SEC that each reporting entity has sufficient liquid, unencumbered assets to cover unfunded commitments without selling additional shares. To the extent we have borrowing capacity (that we would draw upon to have sufficient liquidity) then disclose to the SEC that we would still be within the 200% asset coverage.

Each of the Funds has sufficient capacity to cover its unfunded commitments without selling additional shares.  This capacity is inclusive of cash on hand, cash flow, borrowing capacity (in an amount that each of the Funds would still be within the 200% asset coverage requirement), and uncalled capital from each Fund’s parent.  It should be noted that the shareholder of each Fund is itself a private investment company whose interest holders have committed to investing a finite amount of additional capital upon notice of 15 days.  Information regarding the total committed capital and the total contributed capital of each Fund’s parent is disclosed in Note 5.  No other capital is needed in order to fund the unfunded commitments of each of the Funds.

d.	Disclose the tax basis of distributable earnings and tax basis for dividends paid in the tax footnote –

The Funds intend to disclose the tax basis of distributable earnings and tax basis for dividends paid in the tax footnote in future filings.

e.	Disclose capital loss carry forwards utilized that can be applied in the future and capital loss carry forwards that expired during the year. You can show capital loss carry forwards by expiration date.

Each of the Funds has a finite life, and each of the Funds has only one shareholder.  Even in the event where a capital loss carryforward would expire, the shareholder would still get the benefit of the net operating loss upon liquidation.  Under these circumstances, management believes that disclosure of capital loss carryforward has no incremental value to its shareholder and therefore the Funds intend to continue to omit this disclosure in future filings.

f.	Disclose the Libor rate in effect at December 31, 2014 for the interest rate cap agreement footnote; also disclose differences in interest rates for interest rate and Libor rate. Define Reference Rate loans and Libor loans and the interest rate in effect at 12/31/14.

In future filings, each of the Funds will define interest rates in terms of the customary bank terminology, which is either a “Reference Rate” loan or a “Libor” rate loan.  The Funds

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0007

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

intend to disclose the Libor rates in effect as of year/quarter end and will do so in addition in the Interest Rate Cap footnote.

g.	Disclose the total amount of loans subject to inter-creditor agreement at 12/31/14.

That is very difficult information to obtain.  Because the lead-time to collect the data from portfolio companies is longer than the reporting period for either the Form 10-Q or Form 10-K, it would be extremely hard to be certain that the Funds had accurately disclosed this information.  For example, the Funds will often lend money to borrowers who:  (i) have a line of credit (and the inter-creditor agreement only becomes effective upon a draw), or (ii) who have a small amount of amortizing remaining loans with another lending institution at the time we provide funding.  Upon the payoff of those loans, the inter-creditor agreements are no longer in effect.  In other words, the inter-creditor agreement may not have been formally cancelled or withdrawn, but the conditions under which it could have been used have expired or are no longer applicable.  Moreover, some of our portfolio companies are not required to report to us until after the filing date for the Form 10-Qs or Form 10-Ks , and; therefore, the Funds cannot be certain which of the companies have paid off any other of their loans or have drawn upon their lines of credit from other lenders until management has reviewed the financial statements.  Therefore, providing this information, based on what the Funds have in hand, is very problematic, and would not be current or verifiable at the time that the financial statements for the Funds must be filed.

7.	Financial Disclosures

a.	Form N-2 Item 4.1 instruction 4(b). Show Financial Highlights for the most recent 5 years –

Each of the Funds intends to disclose financial highlights in the Form 10-K for the most recent 5-year periods or since inception if the Fund has less than 5 years of existence in future filings.

b.	Disclose portfolio turnover rate per Form N-2. It can be 0%, but still needs to be disclosed and should appear under the ratios portion of table.

Section 55(a) of the Investment Company Act sets forth the kinds of securities and assets that each of the Funds may purchase, but does not require that eligible securities be sold even if they should become ineligible securities.  In any event, neither of the Funds sells loans, so the turnover rate is usually zero; even if one of the Funds were to sell a loan, the effect of that sale would be statistically insignificant and the turnover rate would still be zero.  Each of the Funds intends to make a statement to that effect regarding the turnover rate in the financial highlights footnote in future filings.

c.	Form N-2 Item 4.3 Senior Securities and bank loans

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0008

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

The Funds do not file Form N-2, nevertheless we will disclose average debt in future filings, similar to other BDC’s.

8.	10-Q Comments

a.	On schedule of investments, note that they're unaudited and incorporate the SEC’s comments regarding the 10-K to the 10Q where applicable.

The Funds intend to note that the schedule of investments is unaudited on the quarterly reports in future filings.

9.	Other comments

a.	If the Fund has control investments >25% (i.e., equity investments in a portfolio company) - Reg. SX §309 and §408(g) – a footnote in financial information of portfolio company is needed.

Neither of the Funds has any controlling investments to disclose, so it is management’s position that a footnote is not needed.

b.	Confirm that any wholly-owned subsidiaries are consolidated in the financials.

Neither of the Funds has any wholly-owned subsidiaries, but if either Fund were to create any wholly-owned subsidiaries, that Fund would disclose the existence of such an entity.

c.	Certain investment linked to Libor rates - disclose the Libor rate and term if any.

Neither of the Funds has any loans that are linked to Libor rates, but if in the future either of the Funds were to make loans that were tied to LIBOR we would disclose that the rates are linked to LIBOR

d.	Pull Summary of Investments out of notes and make a separate schedule. .

With respect to the placement of the Schedule of Investments table, please refer to our response to Item 1.

e.	Ensure that the Funds comply with 12 Reg. SX §12 - disclose >5% ownership

Neither of the Funds has a greater than 5% ownership of the equity securities in any company, and neither expects or intends receive a greater than 5% ownership interest in any company.

f.	Statement of Investments should be a separate schedule per AICPA Audit Guide for Investment Company. Manager to explain how we will address.

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A0009

Venture Lending & leasing VI, Inc.  and Venture Lending & Leasing VII, Inc.

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281
February 1, 2016

With respect to the placement of the Schedule of Investments, please refer to our response to item 1.

Tandy Disclaimer

Each of the Funds is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and neither of the Funds may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or comments, please call me at (650) 234-4308.

Very truly yours,

/S/ Martin Eng
Martin Eng
Chief Financial Officer

cc (without enclosure):	Office of Freedom and Privacy Act Operations Securities and Exchange Commission

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A00010

ATTACHMENT A

VENTURE LENDING & LEASING IV, INC.
2010 NORTH FIRST STREET; SUITE 310
SAN JOSE, CA 95131

OCTOBER 5, 2009

VIA EDGAR

Mr. Kevin Rupert
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0404

Re:	Venture Lending & Leasing IV, Inc. (the “Fund”)

Dear Mr. Rupert:

We are setting forth our responses to the comments (restated in italics below) raised in a telephone conversation with you on September 21, 2009.

The Fund’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2009 (“Form 10-Q”):

The summary of investments should be included as a schedule and not disclosed as a footnote and does not include interest rates by borrower.

Unlike companies with public float, the Funds each have only one shareholder, a non-public entity.  As such, it is of little importance to that shareholder where the summary of investments is disclosed.  As for the disclosure of interest rates, the Fund currently discloses the weighted average interest rate on performing loans for the portfolio as a whole.   However the Fund has not disclosed the interest rates for each borrower.

Management believes that the disclosure of interest rates by borrower could harm the Fund’s competitive position in two respects.  First, breaking out the interest rates by individual borrower could put the Fund at a disadvantage because competitors (other lenders) could use the public information about the Fund’s pricing in order to target the Fund’s customers and potentially win bids for future loans, or cause the Fund to have to lower loan pricing in order to win deals.  Second, a borrower would be able to see other companies in a similar industry to whom the Fund lends, and such companies may have obtained a loan from the Fund at a lower interest rate (for credit and business reasons).  This would aid borrowers in negotiating lower interest rates on future loan deals, thereby

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A00011

Venture Lending & leasing IV, Inc.

Mr. Kevin Rupert
October 5, 2009

lowering income for the Fund.  Management believes that the competitive disadvantages of disclosing the interest rates by borrower greatly outweigh the potential benefit from the disclosure.  As a result, the Fund proposes to continue to disclose the interest rate by portfolio, but not by borrower.  Additionally, the Fund’s investments are almost exclusively loans to privately held companies, which companies permit no, or only very limited, public information about their financial position.  Because of the limited public information available regarding the borrowers’ financial positions, Management believes that the benefit of interest rate disclosure would be minimal.  Management also believes that the place of disclosure of that information does not add to the usability or the readability of the financial reports.

Tandy Disclaimer

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or comments, please call me at (408) 436-8577 X 17.

Very truly yours,

/S/ Martin Eng
Martin Eng
Chief Financial Officer

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

VLL A00012

LEGAL AND POLICY ARGUMENTS

Organizational Structure

The registrant is a corporation that is an investment company which has elected to be a BDC and is registered under the Securities Exchange Act of 1934 on Form 10, although not under the Securities Act of 1933 because interests in the BDC were sold in a non-public offering.  The sole owner of the registrant is an LLC that relies on Section 3(c)(7) of the Investment Company Act of 1940 (“Investment Company Act”) and interests in the LLC were also sold in a non-public offering.  The LLC is owned by a number of tax-exempt institutions, such as university endowments, that do not wish to have any unrelated business taxable income (“UBTI”).  It is intended that the BDC will incur leverage and earn the types of income that might be characterizable as UBTI for Federal income tax purposes, but will distribute its earnings and profits in the form of dividends to the LLC, which will in turn distribute the dividends to its tax-exempt owners and the owners of the LLC will not incur any UBTI.  The organizational structure is based on Section 12(d)(1)(E) of the Investment Company Act.

The BDC’s Business Activities

The BDC engages in lending transactions pursuant to a non-bank lending license issued by the State of California.  The borrowers are generally venture capital start-up companies that are not public companies and are not “bankable” at normal commercial banks.  Some of the lending transactions also involve the issuance of warrants, and virtually all of the lending transactions are secured with secured interests in the borrower’s assets pursuant to filings made under UCC Article 9.  There can be a variety of possible “exits” for the BDC from the lending transaction, including (i) payment in full, (ii) payment in full or in part as part of a merger or acquisition of the borrower, or (iii) an IPO by the borrower.  Importantly, until there is an “exit” transaction for the BDC, the borrower is highly likely to remain a non-public company, and the terms and conditions of the lending transaction will be material non-public information with respect to the borrower.

The BDC competes with, among others, banks, non-registered finance companies, venture capital companies, and operating companies seeking a relationship with a strategic partner in a related line of business.1  Information about transactions with non-public companies is important to the BDC, as well as to its competitors, as potential borrowers attempt to seek “market” terms for their transactions and to shape the “bid and ask” aspects of potential transactions.  The BDC believes strongly that the actual interest rates to which it has agreed in specific transactions with specific borrowers is material non-public information with respect to the BDC, and is critically important to its ability to offer and obtain terms in lending transactions

1  It is important to understand that none of the BDC’s competitors are registered with the SEC under the Investment Company Act or are otherwise subject to Generally Accepted Accounting Principles for investment companies.  Moreover, several of the BDC’s types of competitors have a much lower cost of capital and would compete sharply with the BDC on that basis alone if they had access to the BDC’s interest rates on specific loans.

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

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that are favorable to the BDC, and thus to its shareholders.  The BDC has more than 300 different borrowers in its investment portfolio; the average loan is approximately $3 million.

Legal and Policy Considerations

Rules 6-05(1) and 12-12 of Regulation S-X appear to call for the disclosure of the interest rate being paid on every debt obligation that is held by a registrant.2  However, from three different perspectives there are good legal and policy considerations that should be weighed against that apparent requirement.  Accordingly, we believe that disclosure of the blended interest income earned from all of the BDC’s lending activity should be deemed sufficient under these unique circumstances.

First, the beneficial owners of the BDC (indirectly through the LLC) are sophisticated institutional investors.  They have been beneficial owners of the BDC (and/or its predecessors) for over a decade, and have been entirely satisfied with disclosure of the blended interest income earned on the BDC’s portfolio of debt instruments.  These institutional investors are also very uncomfortable possessing material non-public information about non-public companies because academic institutions are notoriously allergic to secrecy of any kind, and are often subject to their own state-administered Freedom of Information Act.3  There are no retail investors in the BDC or LLC to whom this information might be important, so there is no compelling need to disclose the interest being paid on every debt instrument.

Second, the BDC offers to lend money in a very competitive environment.  The terms of particular transactions with specific borrowers are frequently covered by confidentiality agreements between the BDC and the borrower.  To get the very best terms it can, the BDC attempts to tailor the terms of its lending transactions to suit the needs of that specific borrower – there is no “one-size-fits-all” aspect of venture lending.  To have to disclose the interest rate to be paid on each individual loan would not only be burdensome but highly anti-competitive to the BDC and thus to its shareholders, who do not want the information anyway.

Third, virtually all of the BDC’s borrowers are non-public companies.  The interest rate each borrower is paying on the money that it has borrowed is a material non-public fact with respect to that issuer.  And it is at least equally their fact, not just the BDC’s fact alone.  At the very least, the BDC would have to seek and obtain permission to publish that material non-public

2  Although it is registered under the Securities Exchange Act, and thus files Forms 10-K, 10-Q, and  8-K, the BDC’s financial statements are prepared pursuant to the Generally Accepted Accounting Principles that would be applicable to an investment company registered under the Investment Company Act.

3  We acknowledge that the interest rate information would no longer be non-public information if it were disclosed by the BDC.  That is why we have raised the second and third legal and policy arguments that could not be raised by other registrants.

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

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fact from each and every one of its borrowers.4  For borrowers not accustomed to having material non-public information about them in the public domain, accepting a loan from the BDC would become an anathema and would surely constitute a very serious, if not fatal, flaw in the BDC’s business model going forward.  In short, the BDC would soon be out of business.

Process

We understand that the Division of Investment Management has been making a serious effort to bring all registrants into compliance with its view of the requirements of Rules 6-05(1) and 12-12 of Regulation S-X.  Nonetheless, we believe that the BDC is literally unique, and that the policies of the Investment Company Act would not be thwarted in a situation where it is not in the best interests of the registrant nor the borrower to disclose the interest rate being charged on a specific loan, and the beneficial owners of the BDC do not want the information anyway; in these unique circumstances, disclosure of the blended rate of interest income earned should be deemed to satisfy the requirements of Regulation S-X.

We are open to all manner of procedural suggestions on how to handle the situation:  a no-enforcement letter, a memo to the file for the branch memorializing a telephone conversation, and perhaps a request for confidential treatment.  We would also be willing to engage in further discussion to develop more fully the points set forth in summary fashion above.

4  We acknowledge that the BDC could make obtaining permission to disclose the interest rate on the borrower’s loan a pre-condition to its lending activities, but that would not provide an efficient process with respect to existing loans.  If there were just one holdout among the existing borrowers, the BDC would be put in the untenable position of disclosing the interest rate anyway and becoming a defendant when the borrower sued for violation of its confidentiality agreement with the BDC and for disclosing a material non-public fact without its permission, and being sued by the SEC.  With all respect, it is not reasonable or fair to force the BDC to make that choice.  And it would almost surely lead to realization of the concern expressed in the next sentence in the text.

Confidential Treatment Requested by Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc.

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